

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2021

Julio A. Torres
Chief Executive Officer
Andina Acquisition Corp. III
Calle 113 # 7-45 Torre B
Officina 1012
Bogota, Colombia

> **Re: Andina Acquisition Corp. III**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 26, 2021**
> **File No. 333-254927**

Dear Mr. Torres:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2021 letter.

Form S-4/A filed May 26, 2021

Certain Other Benefits in the Business Combination, page 12

1.   We note your response to comment 7. Please revise the last bullet point to provide the total value for the Insider Shares and Private Units as of the most recent practicable date.

Unaudited Pro Forma Condensed Combined Financial Information and Other Data

Unaudited Pro Forma Consolidated Statement of Operations for the Three Months Ended March 31, 2021, page 22

2. Please revise your presentation to clarify that the other income (expense) line item is a subtotal. This comment also applies to your Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2020.

3. Please revise net loss in the combined column to be ($7,234).

Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2020, page 23

4. It appears to us that the pro forma operating loss, assuming no redemptions and assuming maximum redemptions, should be ($15,732). Please revise your registration statement or tell us why your current presentation is appropriate.

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 24

5. Note (3) – We note your response to prior comment nine; however, it is unclear to us what is depicted by this pro forma adjustment. Please revise your disclosure to more fully clarify this adjustment.

6. Note (7) – We note your response to prior comment 12 and understand that due to Styrve's continuing involvement, the transaction that does not qualify for sale-leaseback accounting will be recorded as a financing transaction. Please tell us how your proposed accounting treatment described in adjustment #7 reflects the financing method referred to in your response. Please refer to ASC 840-40-25-11 and ASC 840-40-55-63 for guidance.

Unaudited Comparative Share Information for the Three Months Ended March 31, 2021, page 27

7. Please revise pro forma stockholders' equity as of March 31, 2021, assuming no redemptions, to be $47,537.

Certain Projected Financial Information, page 118

8. We note your response to comment 18. Please revise your assumptions to describe with greater specificity and quantify where practicable.

9. We note that the projections of net revenues in 2021 reflect an increase of over 180% from 2020 levels. Given that the projections do not appear in line with historic operating trends, please clarify if the projections reflect anticipated changes or trends. Please disclose the reasonable basis for projecting significant increases in revenues, including the specific assumptions which management used in calculating the projections. Also disclose the specific risks relating to the assumptions and projections.

Material U.S. Federal Income Tax Consequences of the Domestication to Andina Shareholders, page 121

10.   We note that you intend for the transaction to qualify as a reorganization under Section 368 of the Code, please revise your disclosures here to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use "should" rather than "will," but counsel providing the opinion must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion. Please also include appropriate risk factor disclosure. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

Critical Accounting Estimates
Goodwill, page 190

11.   We note your response to prior comment 25 and your revised disclosure. In one of your assumptions, you refer to the Entity's (Reporting unit's) current carrying value as $20.7 million. Please tell us what this amount represents and how it was determined.

Andina Acquisition Corp. III Financial Statements as of and for the Three Months Ended March 31, 2021 and 2020
Note 2 - Restatement of Interim Financial Statement, page F-21

12.   Please tell us the facts and circumstances that resulted in the restatement including citing the authoritative literature you relied upon in your determination.

Stryve Foods, LLC Financial Statements as of and for the Three Months ended March 31, 2021 and 2020
Note 12 - Subsequent Event, page F-65

13.   Please revise your footnote to provide the disclosures required by ASC 855-10-50-1.

        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Wei Wang